

August 17, 2010

Patrick Moore
Chief Executive Officer
Amwest Imaging Incorporated
10213 Penrith Avenue, Unit 104
Las Vegas, Nevada 89144

> **Re:** **Amwest Imaging Incorporated**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 30, 2010**
> **File No. 333-167743**

Dear Mr. Moore:

We have reviewed your amended filing and response letter dated July 30, 2010 and have the following comments. References to prior comments in this letter relate to comments in our letter dated July 21, 2010.

Part I: Information Required in Prospectus

Description of Our Business

12 Month Growth Strategy and Milestones, page 18

1.   In response to prior comment 4, you state that you hope to generate revenue approximately six months after the closing of the private placement. Please supplementally explain in more detail the private placement that you refer to in this statement. In this regard, we also note from your disclosure on page 31 that management has plans to seek additional capital through a private placement of your stock.

Beneficial Ownership Reporting Compliance, page 34

2.   In your response to prior comment 7, you indicate that you intend to file a Form 8-A after effectiveness of this registration statement. Please clarify when you plan to register your class of common stock under the Exchange Act in your disclosure. Further, please clarify that until you register your common stock under Section 12(g) of the Exchange Act, as a Section 15(d) filer of the Exchange Act, your officers, directors, and more than ten percent shareholders will not be required to file beneficial ownership reports about their holdings in your company. Please ensure that your disclosure under "Available Information" addresses this fact as well.

Part II: Information Not Required in Prospectus

Undertakings, page 39

3.   Please include the undertakings as required by Item 512(a)(1) and (h)(1) of Regulation S-K.

     Please furnish a letter that keys your response to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

     You may contact Stephani Bouvet at (202) 551-3545 if you have any questions regarding the above comments. If you need further assistance, you may contact me at (202) 551-3735.

                    Sincerely,

                    Barbara C. Jacobs
                    Assistant Director

cc: Via facsimile to: (702) 382-1759
        Harold P. Gewerter, Esq.